December 30, 2020

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance

Office of Trade & Services
100 F Street, N.E.
Washington, D.C. 20549
Attention: Linda Cvrkel and Rufus Decker

Re:	Revolve Group, Inc. Form 10-K for the Year Ended December 31, 2019 Filed February 26, 2020 File No. 001-38927

Ladies and Gentlemen:

Revolve Group, Inc. (the “Company”) submits this letter in response to a comment from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated December 16, 2020, relating to the Company’s Form 10-K for the year ended December 31, 2019 (File No. 001-38927) originally filed with the Commission on February 26, 2020.

In this letter, the comments from the Staff have been recited in italicized, bold type, and are followed by the Company’s responses.

Form 10-K for the Year Ended December 31, 2019

Financial Statements

Note 10. Segment Information, page 96

1.

In your response to our prior comment, you indicate that the product level information disclosed in your Form 8-K dated November 12, 2020 was based on internal management reporting systems, which operate separately from your general ledger system and do not provide information that would be in conformity with U.S. GAAP. Please tell us which disclosures in your third quarter press release relate to product level information that has not been prepared in accordance with U.S. GAAP. For example, you indicate in your press release that net sales of beauty products increased more than 100% year over year for the second consecutive quarter. Also, please explain why you believe it is appropriate to describe factors responsible for changes in your revenues based on U.S. GAAP in your press release on the basis of product level disclosures that have not been prepared in accordance with U.S. GAAP.

Securities and Exchange Commission

December 30, 2020

In response to the Staff’s comment, the Company confirms that its statement regarding the year-over-year increase in beauty net sales was the only statement regarding U.S. GAAP net sales that was based on product-level information in the Company’s third quarter press release. This product-level information deviated from U.S. GAAP as it did not reflect shipping revenue, deferred revenue related to loyalty points or an allowance for sales returns. In future disclosures, the Company will be more precise; however, it respectfully submits that this single, inartful disclosure regarding directional trends in beauty net sales was not misleading to investors because shipping revenue and deferred revenue are not material to this statement and returns of beauty products have historically been immaterial. Although ascertaining U.S. GAAP net sales by product category is impracticable for the reasons described in the Company’s response to the following comment, information is available at a level of detail sufficient to support the other general statements in the third quarter press release regarding product-level trends that impact net sales. Taken in context, the Company believes this disclosure enhanced investors’ understanding of the impact of COVID-19 on the Company’s business.

The following excerpt from the Company’s third quarter press release relates to such product-level information, with the specific inartful reference to beauty net sales underlined:

The performance of product categories in the third quarter of 2020 demonstrates that customer shopping and purchasing behavior continues to be influenced by the COVID-19 pandemic.

Sales of apparel products frequently worn at home and styles for active lifestyles have remained strong. In particular, categories such as beauty, accessories, intimates, sweaters / knits and swimwear remained strong in the third quarter. Beauty was the standout with net sales increasing more than 100% YoY for the second consecutive quarter. On the other hand, outfits for special occasions, such as dresses and skirts, continued to face tough YoY comparisons as many social events have remained on pause.

We continue to be excited about the growth potential for newer categories, such as beauty that is undergoing an accelerating shift from offline to online distribution and a category in which our target customer demographic regularly looks to influencers for beauty product inspiration. Rapid expansion of net sales into newer categories like beauty creates an exciting opportunity to acquire new customers and develop deeper relationships with existing customers over time by serving more of their needs, potentially capturing a greater share of their discretionary spending over the long term.

Securities and Exchange Commission

December 30, 2020

The Company respectfully directs the Staff’s attention to the April 8, 2020, public statement by then-Chairman of the Commission, Mr. Jay Clayton, and then-Director of the Division of Corporation Finance, Mr. William Hinman, titled “The Importance of Disclosure – For Investors, Markets and Our Fight Against COVID-19.” In their public statement, Chairman Clayton and Director Hinman acknowledged that earnings releases during the COVID-19 pandemic “will not be routine” and urged public companies to use earnings releases to “provide as much information as is practicable regarding their current financial and operating status” because “[i]nvestors and analysts are thirsting to know where companies stand today and, importantly, how they have adjusted, and expect to adjust in the future, their operational and financial affairs to most effectively work through the COVID-19 health crisis.”

While facing the unprecedented and protracted impact of the COVID-19 pandemic on the Company’s business and consumer demand for the Company’s products, the Company provided non-routine, expanded disclosure in its third quarter press release specifically to provide investors and analysts with as much information as practicable to explain COVID-19-related trends impacting its operating results. The Company believed that disclosing the product-level information would be helpful to investors in understanding the Company’s then-current financial and operating status, and how the Company’s business had adjusted in response to the COVID-19 health crisis. In particular, such disclosure, taken together with its Quarterly Reports on Form 10-Q, illustrates COVID-19’s impact on demand for various product categories which in turn affects gross margin, average order value, customer acquisition and merchandise mix, all of which the Company has identified as key financial and operating metrics or factors affecting its performance.

Guided by Chairman Clayton and Director Hinman’s public statement, the Company believes it was appropriate to describe factors contributing to changes in its net sales based on product-level disclosures. The Company does not anticipate that it will provide ongoing product-level disclosures after the COVID-19 pandemic. However, if the Company determines that making product-level disclosures would be useful to investors while the COVID-19 pandemic continues to impact the business, the Company will do so using metrics that are clearly characterized as product-level disclosures and further distinguished from U.S. GAAP net sales.

2.

We note your response to our prior comment. Please expand on your explanation of why disclosure of revenues for each group of similar products and services, as specified in ASC 280-10-50-40, is impracticable. In this regard, you indicate that your internal management reporting systems, which the product level information you disclosed was based on, do not apply certain attributes of net revenue, such as shipping revenue, deferred revenue, and returns reserve on a product level basis, but that such attributes

Securities and Exchange Commission

December 30, 2020

are recorded at the segment level. Please explain in further detail how these items are recorded in your accounting records, including why they are recorded at the segment level, rather than a lower level. Further, explain why it is impracticable to record these items at a lower level, so that ASC 280 product/service revenue disclosures can be provided. Additionally, you disclose in your third quarter press release that you attribute your lower return rates year over year in part to a “COVID-19 driven shift in mix to product categories with lower price points and lower return rates, such as beauty, and away from occasion wear, such as dresses, a category with a higher-than-average return rate.” Please tell us how you are able to determine return rates for these product categories and the source of such information, including if it was derived from the same internal management reporting systems as your disclosed product level information.

In response to the first part of the Staff’s comment, the Company records certain attributes of net sales, such as shipping revenues, deferred revenues and the allowance for sales returns, at the segment level because of the costly, complex and time-consuming level of estimation that would be required to allocate such attributes at a lower level, such as the product level. Moreover, the Company does not believe that incurring the expense to record these items at a lower level would ultimately enable it to provide disclosures that would materially enhance investors’ understanding of the Company’s business.

The Company’s shipping revenue is based on several factors, including the segment from which orders are placed, the shipping destination, the number of items contained within a shipment and the delivery option selected by the customer. Determining shipping revenue on a product-level basis is impracticable because a single shipment may, and often does, contain multiple items from different product categories.

The Company’s deferred revenue is primarily related to the points earned as part of the REVOLVE Loyalty Club. The Company defers revenue based on an allocation of the price of the customer purchase and the standalone selling price of the points earned. Revenue is recognized once the reward is redeemed or expires, or once unconverted points expire. Determining deferred revenue on a product-level basis is impracticable because points earned, and the resulting revenue deferred and revenue subsequently recognized, are not based on product category.

The Company’s allowance for sales returns is a complex management estimate that takes into account a wide variety of factors, including the segment from which orders are placed, the geography to which the orders are shipped, the applicable return policy at the time orders are placed, the time of year in which the orders are placed, the level of markdown on sales for the applicable period reported, the overall product mix for the period in which the estimate is being determined, and other information available to

Securities and Exchange Commission

December 30, 2020

management when making this estimate. Determining the allowance for sales returns on a product-level basis is impracticable because it would require a costly, complex and time-consuming level of estimation to ascertain the precise U.S. GAAP net sales of each product category.

In response to the final part of the Staff’s comment, the disclosure relating to lower return rates was based on the actual returns received by product category during the third quarter of 2020, which were recorded by the same internal management reporting systems relied on to disclose the product-level information, coupled with management’s observation of overall consumer behavior as one of the factors used to determine the allowance for sales returns.

The Company’s internal management reporting systems record actual returns by product category, giving management the information necessary to make statements such as “lower return rates” and “higher-than-average return rates” to help describe the trends impacting the Company’s business. However, the other factors used to determine the allowance for sales returns in accordance with U.S. GAAP are not applied at the product level or recorded in internal management reporting systems.

For the foregoing reasons, and as stated in the Company’s prior response letter dated December 4, 2020, while the product-level disclosures in the Company’s third quarter press release were intended to help investors gain a better understanding of the transitory impact of the COVID-19 pandemic on the Company’s business, the Company does not anticipate that providing ongoing product-level disclosures after the COVID-19 pandemic will be necessary to materially enhance investors’ understanding of the Company’s business.

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Please direct your questions or comments to me at (562) 677-9480.

Very truly yours,
/s/ Jesse Timmermans
Jesse Timmermans Chief Financial Officer (Principal Financial and Accounting Officer)
cc:	Jodi Lumsdaine Chapin, Esq., Revolve Group, Inc.

Michael Nordtvedt, Wilson Sonsini Goodrich & Rosati, Professional Corporation

Jeffrey Rawlins, KPMG LLP